

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

David Young, Pharm.D., Ph.D.
Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, MD 21076

      Re: Processa Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed June 30, 2021
           File No. 333-257558

Dear Dr. Young:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: John J. Wolfel, Esq.